UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2019

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856). Information contained on our website is not incorporated by reference into this report.

Media release

Annual General Meeting of Credit Suisse Group AG: Shareholders Approve All Proposals Put Forward by Board of Directors

Zurich, April 26, 2019 – The shareholders of Credit Suisse Group AG approved all of the proposals of the Board of Directors at today's Annual General Meeting in Zurich. Shareholders approved the distribution for the 2018 financial year of CHF 0.2625 per registered share in cash. In addition, the Annual General Meeting approved the compensation of the Board of Directors and the Executive Board and accepted the 2018 Compensation Report. The Chairman and the other members of the Board of Directors proposed for re-election were confirmed in office for a term until the end of the next Annual General Meeting. Christian Gellerstad and Shan Li were elected as new members of the Board of Directors for a term until the end of the next Annual General Meeting.

At today's Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors.

Distribution payable out of capital contribution reserves
With a majority of 99.41%, shareholders approved a distribution out of capital contribution reserves of CHF 0.2625 per registered share in cash for the 2018 financial year. The payment of the cash distribution is scheduled for May 7, 2019.

Reduction and extension of authorized capital
With a majority of 92.23% of the votes represented, shareholders approved the reduction and extension of authorized capital pursuant to Art. 27 of the Articles of Association. Authorized capital will be reduced from a current maximum of CHF 6,604,729.20 (equivalent to 165,118,230 registered shares) to a maximum of CHF 4,120,000 (equivalent to 103,000,000 registered shares), authorization will be extended by two years until April 26, 2021, and Art. 27 of the Articles of Association will be amended accordingly.

Approval of the compensation of the Board of Directors and the Executive Board
The Annual General Meeting adopted the proposal to approve a maximum amount of compensation for the Board of Directors of CHF 12.0 million for the period until the 2020 Annual General Meeting with a majority of 86.76%.

Additionally, the Annual General Meeting adopted the proposal of the Board of Directors to approve the aggregate amount of CHF 30.6 million for short-term variable incentive compensation for the Executive Board for the 2018 financial year, with a majority of 84.86%. The Annual General Meeting also adopted the proposal to approve a maximum amount of CHF 31.0 million for the fixed compensation for the Executive Board for the period until the 2020 Annual General Meeting with a majority of 86.86% and approved the aggregate amount of CHF 30.2 million (based on fair value at grant) for long-term variable incentive compensation for the 2019 financial year, with a majority of 84.47%.

Media release

Consultative vote on the 2018 Compensation Report
In a consultative vote, shareholders accepted the 2018 Compensation Report, with a majority of 82.14%.

Elections to the Board of Directors
Chairman Urs Rohner and the other members of the Board of Directors who stood for re-election were confirmed in office for a term until the end of the next Annual General Meeting.

Christian Gellerstad and Shan Li were elected to the Board of Directors as new members for a term until the end of the next Annual General Meeting.

Re-election of the Members of the Compensation Committee and election of new Members
The Annual General Meeting re-elected Iris Bohnet and Kai S. Nargolwala as members and elected Christian Gellerstad and Michael Klein as new members of the Compensation Committee for a term until the end of the next Annual General Meeting. Kai S. Nargolwala will continue to serve as Chair of the Compensation Committee during this period.

Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, commented: “On behalf of the Board of Directors, I would like to thank the shareholders who attended today’s Annual General Meeting for approving all of our proposals. We value your continued trust and support. I am pleased to be able to welcome Christian Gellerstad and Shan Li to the Board of Directors. I am convinced that their outstanding achievements, extensive experience and expertise in their respective areas will be valuable to the Board of Directors.”

Voting results
All the voting results, together with the speeches of Urs Rohner, Chairman of the Board of Directors, and Tidjane Thiam, Chief Executive Officer, are available online at: www.credit-suisse.com/agm

Composition of the Board of Directors as of April 26, 2019
Following the elections to the Board of Directors, Severin Schwan was re-appointed Vice-Chair as well as Lead Independent Director for a term until the end of the next Annual General Meeting. See pdf for table showing the new composition of the Board of Directors.

Information
Adam Gishen, Investor Relations Credit Suisse AG, tel. +41 44 333 71 49,
investor.relations@credit-suisse.com

Sebastian Kistner, Media Relations Credit Suisse AG, tel. +41 844 33 88 44,
media.relations@credit-suisse.com

Media release

Credit Suisse AG
Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The group employs approximately 46,200 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, targets or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2019 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic goals, including those related to our targets and financial goals;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyber attacks, information or security breaches or technological failures on our business or operations;
–	The adverse resolution of litigation, regulatory proceedings and other contingencies;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations ;
–	the potential effects of changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

Media release

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2019 CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Heidi Schmid Obrist
Heidi Schmid Obrist
Date: April 26, 2019		Director